Exhibit 99.2

Satyam Computer Services Limited
Regd. Office: Mayfair Centre, 1-8-303/36, S.P.Road, Secunderabad — 500 003, A.P, India

Audited Financial Results for the quarter ended June 30, 2004

Rs. in Lakh

		Quarter	Quarter	Year
		Ended	Ended	Ended
Sl.No.	Particulars	30.06.2004	30.06.2003	31.03.2004
1	Income from Software Exports	74,882.15	54,592.83	247,201.18
2	Income from Domestic Sales	2,267.68	1,372.44	6,953.34
3	Other Income	3,076.56	1,069.68	8,173.07
4	Total Income	80,226.39	57,034.95	262,327.59
5	Personnel Expenses	43,434.44	27,737.13	133,791.72
6	Operating & Administration Expenses	13,832.72	11,988.29	51,104.94
7	Total Expenditure	57,267.16	39,725.42	184,896.66
8	Profit before interest, depreciation & tax (PBIDT)	22,959.23	17,309.53	77,430.93
9	Financial Expenses	19.52	20.12	74.88
10	Depreciation	2,595.74	2,946.44	11,161.58
11	Profit before tax	20,343.97	14,342.97	66,194.47
12	Provision for Tax	2,995.66	2,193.63	10,615.29
13	Profit after Tax	17,348.31	12,149.34	55,579.18
14	Paid-up equity share capital (Par value of Rs.2 per share)	6,336.20	6,290.86	6,325.03
15	Reserves excluding revaluation reserves	270,290.98	218,827.31	251,751.58
16	Earnings Per Share (on par value of Rs. 2 per share)
	- Basic (Rs.)	5.48	3.86	17.64
	- Diluted (Rs.)	5.40	3.86	17.36

Segment wise revenue, results and capital employed for the quarter ended June 30, 2004

Rs. in Lakh

		Quarter	Quarter	Year
		Ended	Ended	Ended
Sl.No.	Particulars	30.06.2004	30.06.2003	31.03.2004
1	Segment Revenue
	Information Technology Services	77,149.83	55,965.27	254,154.52
	Less : Inter segment revenue	—	—	—
	Net Sales Income from Operations	77,149.83	55,965.27	254,154.52
2	Segment Results Profit / (Loss) before tax and interest
	Information Technology Services	17,286.93	13,293.41	58,096.28
	Less : Interest and Financial Charges	19.52	20.12	74.88
	Add: Other income	3,076.56	1,069.68	8,173.07
	Total Profit Before Tax	20,343.97	14,342.97	66,194.47
3	Capital Employed
	Information Technology Services	116,308.29	95,759.95	98,499.57

Notes:

1.	The results for the quarter ended June 30, 2004 have been taken on record by the Board of Directors at its meeting held on July 22, 2004.

2.	The total manpower strength as on June 30, 2004 stood at 15,631 associates as against 14,032 associates as on March 31, 2004 signifying an increase of 1,599 associates. The number of technical associates increased by 1,514 to close the quarter at 14,634 (13,120 associates as on March 31, 2004).

3.	During the quarter ended June 30, 2004, the company allotted 558,191 equity shares of Rs. 2 each consequent to exercise of stock options by the associates.

4.	Details of investor complaints for the quarter ended June 30, 2004:

	Pending as on April	Received during the	Disposed off during	Unresolved at the
Nature	1, 2004	quarter	the quarter	end of the quarter
Transfer /Demat /Split /Bonus shares	Nil	10	10	Nil
Dividends	Nil	26	26	Nil
Total	Nil	36	36	Nil

5.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter.

Consolidated Financial Results under Indian GAAP for the quarter ended June 30, 2004

Rs. in Lakh

		Quarter Ended	Quarter Ended	Year Ended
		30.06.2004	30.06.2003	31.03.2004
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Audited)
1	Income from Services	74,577.89	55,301.30	248,835.63
2	Income from sale of Hardware and Software	3,407.71	1,270.07	7,213.56
3	Other Income	3,087.36	1,077.85	7,507.32
4	Total Income	81,072.96	57,649.22	263,556.51
5	Personnel Expenses	43,974.29	27,989.79	134,550.61
6	Cost of Software and Hardware sold	23.01	20.51	81.65
7	Operating & Administration Expenses	14,580.13	12,523.07	53,690.22
8	Total Expenditure	58,577.43	40,533.37	188,322.48
9	Profit before interest, depreciation, tax and miscellaneous write offs	22,495.53	17,115.85	75,234.03
10	Financial Expenses	23.08	25.90	102.16
11	Depreciation	2,705.39	2,975.53	11,502.02
12	Miscellaneous Expenditure Written Off	222.54	11.21	373.32
13	Profit Before Taxation	19,544.52	14,103.21	63,256.53
14	Provision for Taxation	3,006.26	2,198.19	10,625.94
15	Profit After Taxation, and before share of loss in associate company	16,538.26	11,905.02	52,630.59
16	Share of Loss in associate company	(163.65)	(701.01)	(1,292.02)
17	Profit After Taxation and share of loss in associate company	16,374.61	11,204.01	51,338.57
18	Paid-up equity share capital (Par value of Rs.2 per share)	6,336.20	6,290.86	6,325.03
19	Reserves excluding revaluation reserves	272,050.36	224,808.05	254,458.23
20	Preference shares of Rs. 10 each issued by Subsidiary Company	9,101.00	—	4,567.00
21	Earnings Per Share (On par value of Rs. 2 per share)
	- Basic (Rs.)	5.17	3.56	16.29
	- Diluted (Rs.)	5.09	3.56	16.04

Notes to consolidated financial statements:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on June 30, 2004, Satyam Europe Ltd., Satyam Asia Pte Ltd., Nipuna Services Limited, Satyam Computer Services (Shanghai) Company Ltd. and Satyam Manufacturing Technologies, Inc. The results also include the results of our associated Company Sify Ltd., which has been accounted for by equity method and of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter.

For and on behalf of the Board of Directors

Place	: Secunderabad	B. Rama Raju
Date	: July 22, 2004	Managing Director

Consolidated Financial Results as per US GAAP for the three months ended June 30, 2004

In thousand US$

		Three months	Three months	Year
		Ended	Ended	Ended
		30.06.2004	30.06.2003	31.03.2004
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	$174,994	$121,547	$566,372
2	Gross Profit	68,673	47,250	222,776
3	Income before income taxes and equity in share of losses of associated companies	43,178	29,740	137,035
4	Net Income	$36,434	$23,605	$111,860
5	Earnings per Share
	- Basic (US$)	0.12	0.08	0.36
	- Diluted (US$)	0.11	0.08	0.35

Notes to Consolidated Financial Results as per US GAAP:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on June 30, 2004, Satyam Europe Ltd., Satyam Asia Pte. Ltd., Nipuna Services Ltd., Satyam Manufacturing Technologies, Inc. and Satyam Computer Services (Shanghai) Company Ltd. The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter.

4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter ended June 30, 2004 is as follows:

In thousand US$

		Quarter	Quarter	Year
		Ended	Ended	Ended
		30.06.2004	30.06.2003	31.03.2004
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Audited)
1	Net Profit as per Indian GAAP	$38,675	$25,813	$121,079
2	Profit / (Loss) of Subsidiaries and Joint ventures	(1,571)	(2,337)	(7,326)
3	Deferred Stock Compensation charge	(235)	(271)	(1,598)
4	Sale of shares in Sify Ltd.	—	—	(1,216)
5	Others, net	(435)	400	921
6	Total Adjustments	(2,241)	(2,208)	(9,219)
7	Net Profit as per US GAAP	$36,434	$23,605	$111,860

Safe Harbor:

This release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the release include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements – Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam’s business, please see the discussion under the caption “Risk Factors” in our report on Form 20F concerning the fiscal year ended March 31, 2004, furnished to the US Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

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